April 26, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Scott Anderegg

Attn: Lilyanna Peyser

Re:	Innovative International Acquisition Corp.
Registration Statement on Form S-4, as amended
File No. 333-269627

Dear Mr. Anderegg and Ms. Peyser:

Innovative International Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 6, 2023, regarding the Company’s Registration Statement on Form S-4 filed with the Commission on February 7, 2023 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Registration Statement on Form S-4 filed February 7, 2023

Cover Page

1. We note that the Sponsor entered into a Sponsor Support Agreement, pursuant to which the Sponsor agreed, among other things, to not to redeem or transfer any of the shares held by the Sponsor. Please describe any consideration provided in exchange for this agreement.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure in Notice of Extraordinary General Meeting and on pages 137, 156 and 290 of Amendment No. 1.

2. We note your disclosure concerning the Ananda Trust Investment. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the Ananda Trust Investment.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on the cover page of Amendment No. 1.

Questions and Answers

What equity stake..., page 14

3. Please also disclose the total percentage ownership interest to be held by the Sponsor, together with its affiliates, in the combined company assuming exercise and conversion of all securities, as well as the total percentage ownership interest to be held by the executive officers and directors of New Zoomcar in the combined company assuming exercise and conversion of all of the securities (in both cases in the event of no and full redemption of public shares).

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 14 and 15 of Amendment No. 1.

Do any of IOAC’s sponsor, directors or officers have interests..., page 22

4. We note your disclosure here and elsewhere that the sponsor and IOAC’s officers and directors will lose “their entire investment, an aggregate of $9,625,000, in IOAC if an initial business combination is not completed by July 29, 2023 (or such later date as approved by IOAC’s shareholders).” Please revise to clarify the nature of such investment of $9,625,000 (i.e., whether it includes some or all of the interests described in the other bullets in this Answer, which such interests, etc.).

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 24, 25, 37 and 158 of Amendment No. 1.

5. Please revise your disclosure to also quantify the aggregate value of all payments and reimbursements, including amounts due to the sponsor, officers and directors, and their affiliates under the terms of these arrangements and agreements (in addition to your disclosure regarding individual amounts payable under such arrangements and agreements).

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 25, 38 and 159 of Amendment No. 1.

Certain Other Benefits in the Business Combination, page 36

6. Please revise to also include the aggregate fees payable to Cantor that are contingent on completion of the business combination for all services provided (in addition to your disclosure regarding individual amounts payable to Cantor upon completion of the business combination).

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 39 and 160 of Amendment No. 1.

Comparative Per Share Information, page 46

7. The historical book value per share for IOAC as of September 30, 2022 and December 31, 2021 of $6.84 and $6.97 per share, respectively, appear to be incorrect as IOAC had negative shareholder’s equity as of each of these dates. Please advise or revise as appropriate.

The Company respectfully acknowledges the Staff's comment and advises the Staff that the Company’s capital structure consists of Class A ordinary shares subject to redemption, which are classified as temporary equity in the Company’s financial statements, as well as non-redeemable Class A ordinary shares and Class B ordinary shares which are classified as permanent equity. We believe that historical book value should include both temporary equity and permanent equity, which, combined, results in positive shareholder’s equity.

Risk Factors

There is a risk that a U.S. Holder..., page 101

8. Please expand this risk factor to describe any uncertainty regarding whether the Domestication will qualify as a reorganization under Section 368(a). Also disclose whether the company will be considered a PFIC and any uncertainty regarding whether it will be considered a PFIC.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 106 and 107 of Amendment No. 1.

The Merger Agreement, page 106

9. We note that IOAC’s charter waives the corporate opportunity doctrine. In connection with your description of the business combination transaction, please address this possible conflict of interest and assess whether the waiver impacted the IOAC’s search for an investment target. In addition, if applicable, please disclose whether officers and directors have fiduciary or contractual obligations to other entities, and whether they and/or the Sponsor holds a financial interest in the target company. If they do hold a financial interest in Zoomcar, disclose the value of the financial interest.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 25, 38, 113, 114 and 159 of Amendment No. 1.

Background of the Business Combination, page 107

10. We note your disclaimer, “[t]his chronology does not purport to catalogue every conversation or correspondence among representatives of IOAC, Zoomcar, their respective representatives or any other party.” Please be advised that, notwithstanding the inclusion of a disclaimer, you are responsible for considering whether additional specific disclosures of material information are required to make the statements included in the filing not misleading. Please confirm your understanding in this regard.

The Company respectfully acknowledges the Staff's comment and confirms its understanding that, notwithstanding the inclusion of a disclaimer, we are responsible for considering whether additional specific disclosures of material information are required to make the statements included in the filing not misleading.

Description of negotiation process with Zoomcar, page 110

11. We note your disclosure that “IOAC took several rounds of discussions before proposing a term sheet.” Please revise to provide more details concerning these discussions. Please describe the dates of phone calls or meetings and who attended the meetings, including whether the parties’ financial or legal advisors attended. If the conversations concerned items that became deal points, for example an estimate of the deal size, include that information, as well. Similarly, we note your disclosure,

“Between August 18, 2022 and October 12, 2022, representatives of IOAC and Zoomcar met numerous times via video conference and telephone with representatives of Houlihan Capital to discuss such topics as Zoomcar’s industry, financial performance, growth opportunities, competitive positioning and management team. In addition, representatives of Houlihan Capital reviewed and analyzed documents and data provided in the online data room and held numerous discussions with IOAC’s and Zoomcar’s management teams.” In this disclosure and throughout your discussion of the background of the business combination, please detail the names and roles of the persons who attended meetings, and provide details of the matters discussed, document drafts that were exchanged and agreements made. Please review your background disclosures and revise accordingly.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 115, 116 and 117 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Domestication to IOAC Shareholders, page 155

12. Please expand your disclosure to state whether the company will be considered a PFIC and discuss any uncertainty regarding whether the company will be considered a PFIC.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 163 and 164 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations

For The Nine Months Ended September 30, 2022, page 189

13. We note your Unaudited Pro Forma Condensed Combined Statement of Operations includes the “unaudited and unreviewed statement of operations for Zoomcar for the three-months ended December 31, 2022.” Please note Rule 11-02(c)(2)(i) of Regulation S-X requires the inclusion of results “from the most recent fiscal year end to the most recent interim date for which a balance sheet is required,” as such, inclusion of unaudited and unreviewed results not included in the filing would not appear to be appropriate. Please advise, or revise accordingly.

The Company respectfully acknowledges the Staff's comment and advises the Staff that no unaudited or unreviewed amounts or financial statements are included in the pro-forma financial statements in Amendment No. 1.

2) Adjustments to Unaudited Pro Forma Condensed Combined Statement Operations, page 193

14. Refer to footnote (p) - Please explain in further detail the significant assumptions that were used to calculate or determine this pro forma adjustment.

The Company respectfully acknowledges the Staff's comment and advises the Staff that footnote (p) in the original Registration Statement which became footnote (r) in the Amendment No. 1 relates to the amortization of the tail D&O insurance expected to be put in place as of the closing of the Business Combination. In response to the Staff's comment, the Company has revised such footnote on page 200 of Amendment No. 1 to include the period over which the D&O tail insurance is expected to be amortized upon completion of the business combination.

Information About IOAC, page 195

15. When discussing total proceeds raised from IOAC’s IPO, here and elsewhere throughout the filing including MD&A, please balance your disclosure with similar discussion from your prospectus, that “IOAC shareholders holding 19,949,665 public shares exercised their right to redeem such shares” and “approximately $206.5 million was removed from the Trust Account to pay such holders.”

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 112, 202 and 214 of Amendment No. 1.

Zoomcar Management’s Discussion and Analysis

Key business metrics

Booking Days, page 246

16. We note your discussion relating to the increase in booking days during the 6 months ended September 30, 2022. Please provide similar discussion on the decline in booking days during Q3-22 as compared to Q2-22.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on page 254 of Amendment No. 1.

Non-GAAP Financial Measures, page 254

17. Please revise to ensure financial statements and other data read consistently from left to right in the same chronological order throughout the filing. For example, your non- GAAP measures and key business metrics begin with the earliest period and end with the latest period while your consolidated financial statements and related disclosures begin with the latest period and end with the earliest period. Refer to SAB Topic 11.E.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised to ensure financial statements and other data read consistently from left to right in the same chronological order throughout Amendment No. 1.

Recent Accounting Pronouncements, page 261

18. The disclosures with respect to the required adoption dates for certain recent accounting pronouncements provided on page 261 are inconsistent with those provided on pages F-57 and F-95 and F-96 of Zoomcar’s audited and interim financial statements. Please reconcile and revise these disclosures. Also, it appears that certain of these recent pronouncements discussed on page 261 were adopted by Zoomcar during the six month period ended September 30, 2022. Please revise your discussion on page 261 to discuss the impact of their adoption on Zoomcar’s consolidated financial statements.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 269 and 270 of Amendment No. 1. Following are the updated paragraphs on pages 269 and 270, post which the disclosures are aligned with the disclosures on pages F-42, F-43, F-82 and F-83:

•	In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to contract modifications and hedging relationships that reference the London Interbank Offered Rate or another reference rate expected to be discontinued. The standard is effective upon issuance and may be applied at the beginning of the interim period that includes March 12, 2020, through December 31, 2022. In January 2021, the FASB issued ASU 2021-01,which clarified the scope of Topic 848 to include derivatives that are affected by a change in the interest rate used for margining, discounting, or contract price alignment that do not also reference London Interbank Offered Rate or another reference rate that is expected to be discontinued as a result of the reference rate reform. The standard is effective upon issuance and may be applied retroactively as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively to any new modifications within an interim period including or subsequent to January 7, 2021. The ASU did not have any impact on the Company’s Condensed consolidated financial statements as the Company did not have any transactions that would be impacted by the aforementioned accounting pronouncement.

•	In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity (“ASU 2020-06”). This update simplifies the accounting for certain convertible instruments by removing the separation models for convertible debt with a cash conversion feature and for convertible instruments with a beneficial conversion feature. As a result, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. Additionally, this update amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted method. The treasury stock method is no longer available. Public entities other than smaller reporting companies should adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2021. All other entities may adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2023. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2020. The Company has adopted this with effect from April 1, 2022 and as a result convertible debt instruments have been reported as a single liability instrument with no separate accounting for embedded conversion features. This did not have any impact on the income statement, cash flows or the financial position of the Company.

•	In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Topic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40), which clarifies existing guidance for freestanding written call options which are equity classified and remain so after they are modified or exchanged in order to reduce diversity in practice. The standard is effective for public entities in fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The ASU did not have any impact on the Company’s Condensed consolidated financial statements as the Company did not have any transactions that would be impacted by the aforementioned accounting pronouncement.

•	In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under Topic 815,Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. Public entities other than smaller reporting companies should adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2021. All other entities may adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2023. The Company has adopted this with effect from April 1, 2022 and as a result convertible debt instruments have been reported as a single liability instrument with no separate accounting for embedded conversion features. This did not have any impact on the income statement, cash flows or the financial position of the Company.

Beneficial Ownership of Securities, page 278

19. Please disclose the natural persons with investment and/or voting control over the securities held by each of Ford Next LLC, Mahindra & Mahindra Limited and Sequoia Capital India Investments IV.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, following the Zoomcar 2023 Private Financing Transactions (as defined in Amendment No. 1), the ownership of each of Ford Next LLC, Mahindra & Mahindra Limited and Sequoia Capital India Investments IV have fallen below 5% and as such, these stockholders have been removed from the beneficial ownership tables.

Unaudited Financial Statements of Innovative International Acquisition Corp.

Note 9. Subsequent Events, page F-37

20. Please tell us your consideration of including subsequent events disclosure relating to the redemption of 19,949,665 public shares in connection with the extension amendment. Refer to ASC 855-10-50-2.

The Company respectfully acknowledges the Staff's comment and advises the Staff that the pro forma statements included in the Registration Statement were based on periods through September 30, 2022. On January 19, 2023, held an extraordinary general meeting of shareholders for the purpose of extending the date by which the Company must complete an initial business combination. In connection with such extension, holders of 19,949,665 public shares exercised their right to redeem their shares. After that date, the redeemed shares are no longer included in the capital structure of the Company. Therefore, we deemed it appropriate to disclose the redemption as a subsequent event and also include it as an adjustment in the pro-forma financial statements.

Audited Financial Statements for Zoomcar, Inc. for the fiscal year ended March 31, 2022

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

ii. Principles of Consolidation, page F-45

21. Your disclosure on page F-46 indicates that the subsidiaries and step-down subsidiaries of Zoomcar Inc. have been consolidated using the variable interest model pursuant to ASC 810. Please revise the notes to your audited and interim financial statements to include the disclosures required by ASC 810-10-50, as applicable, with respect to your variable interests in these entities.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, the disclosure on pages F-97 and F-98 of Amendment No. 1 has been revised to include the applicable disclosures as per ASC 810-10-50.

Unaudited Financial Statements of Zoomcar, Inc., page F-89

22. Please revise to mark the ‘Condensed Consolidated Statements of Redeemable Non- Controlling Interests, Mezzanine Equity And Stockholder’s Equity’ and ‘Notes To Condensed Consolidated Financial Statements’ for the interim period ended September 30, 2022 for Zoomcar, Inc. as unaudited.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages F-76 through F-101 of Amendment No. 1 by revising ‘Condensed Consolidated Statements of Redeemable Non- Controlling Interests, Mezzanine Equity And Stockholder’s Equity’ and ‘Notes To Condensed Consolidated Financial Statements’ to include ‘unaudited’.

Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

iv. Revenue Recognition, page F-93

23. We note from your disclosure on page 245 and from your discussions of your period over period results, that a portion of ‘Host incentives’ and ‘uncollected fees’ are accounted for as reductions to revenue with the remainder recorded to either marketing expense or cost of revenue. Please provide us Zoomcar, Inc.’s analysis for the allocation of these charges. In your response, please make reference to the applicable accounting literature, with specific reference to ASC 606-10-32-5 through 13 and ASC 606-10-32-25 through 27.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, the Company has attached the requested revenue analysis memorandum as Exhibit A hereto.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 23.2, page II-2

24. Please provide a currently dated consent from Zoomcar, Inc.’s registered accounting firm as an exhibit to the next amendment to your registration statement. Refer to Item 601(b)(23) of Regulation S-K.

The Company respectfully acknowledges the Staff's comment and refers to Exhibit 23.2 to Amendment No. 1 for the currently dated consent from Zoomcar, Inc.’s registered accounting firm.

General

25. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on percentage basis for shares at each redemption level presented in your disclosure related to dilution.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 40 and 161 of Amendment No. 1.

26. In an appropriate place in your filing disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by sponsors, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels you disclose, including any needed assumptions.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 99 and 100 of Amendment No. 1.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Sunyi Snow, at ssnow@mwe.com or by telephone at (214) 210-2810.

Sincerely,

By:	/s/ Mohan Ananda
Name: Mohan Ananda
Title: Chief Executive Officer, Innovative International Acquisition Corp.

Exhibit A

Revenue Analysis Memorandum

(attached)

EXHIBIT A

SEC Comment

We note from your disclosure on page 245 and from your discussions of your period over period results, that a portion of ‘Host incentives’ and ‘uncollected fees’ are accounted for as reductions to revenue with the remainder recorded to either marketing expense or cost of revenue. Please provide us Zoomcar, Inc.’s analysis for the allocation of these charges. In your response, please make reference to the applicable accounting literature, with specific reference to ASC 606-10-32-5 through 13 and ASC 606-10-32-25 through 27.

RESPONSE

Analysis for the allocation of charges

A.	Allocation of ‘Host incentives’ charges

Hosts incentives charges consists of the one-time signup bonus paid to host on successful registration on Zoom car platform and monthly incentive payout as per the Company’s incentive schemes which is based on the minimum host rating, number of bookings served using platform during the incentive period. Host incentives are essentially incurred to incentivize the host to list and retain his/her car on the Zoom Car platform and promote usage of the platform. There are no distinct goods or services that the customer transfers to the entity. Thus, the amount payable to the host is not for distinct good and services. In accordance with ASC 606-10-32-25, the company has deducted the applicable incentive payable to each host from the facilitation fees charged to them for the specific contract for which they qualify for payment. There are cases where the amount of incentive paid to the Host against the contract are above the facilitation fees earned from that Host on the contract. In those cases, the payments in excess of the revenue amount are recorded as a marketing expense in income statement. Company believes this to be appropriate classification as these incentives are offered as part of overall marketing strategy of the company and incentivize the hosts to refer the platform to others as well as stay on even if no revenue accrues to them and thereby to the company. Because of a limited period of historical experience with such incentives offered, the Company aspires to accrue future revenue from the hosts and customers but does not anticipate any of it as such. Thus, in accordance with ASC 606-10-32-27, the Company recognizes such reduction in revenue when the Company earns the facilitation fees from the host for the services provided during the incentive period. These incentives are paid on periodic basis along with the revenue earned as per contracts with the hosts.

Supplementally, we would like to provide the Staff, the details of host incentives recorded as reduction of revenue and recorded as marketing expense as follows: For the year ended 31 March 2022 and 2021 and nine months ended 31 December 2022 and 2021, the Host Incentives have been allocated as follows:

	(Amount in USD millions)
Period	Adjusted as reduction of Revenue	Recorded as Sales and marketing expense	Total
Year ended 31 March 2022	1.15	3.56	4.71
Year ended 31 March 2021	0.00	0.00	0.00
Nine months ended December 31, 2022	2.16	2.06	4.21
Nine months ended December 31, 2021	0.15	0.33	0.48

B.	Allocation of ‘uncollected fees’ charges

While the uncollected fees amount is not material in value, it nonetheless represents the portion of unrealized fees recoverable from the guest for the usage of vehicle more than the initially contracted time. As per contract between host and guest, guest must pay for the excess usage in accordance with agreed rates in the contract.

In cases where a guest has uncollected dues to the host, the Company tries to facilitate collection of such dues. As a practice, Company has been reimbursing the hosts for such uncollected dues and considers them as cost of service, even though contractually not obligated to make such payments. This is done primarily to promote use of its platform. This is done in accordance with ASC 606-10-32-2 and ASC 606-10-32-7, wherein, the Company considers the variability of its share of uncollected fees in the facilitation fees revenue it earns. This is based on historical experience that the Company accepts an amount of consideration less than the price stated in the contract. Thus, the Company’s share of uncollected fees is adjusted with the revenue earned from the transaction done under the specific contract. Therefore, the Company reduces its revenue for the amount of reimbursement of uncollected fee, to the extent of the revenue earned from that specific car rental contract. The uncollected amount represents a contingency cost and is adjusted based on the company's operational decision for each contract to bear such uncollected amounts. This expense is directly incurred by the company for providing its services. Consequently, any excess payments made beyond the revenue earned on these specific transactions are recorded as "Cost of Revenue."

Supplementally, we would like to provide the Staff, the details of uncollected fees recorded as reduction of revenue and recorded as cost of revenue as follows: For the year ended 31 March 2022 and 2021 and nine months ended 31 December 2022 and 2021, the uncollected fees have been allocated as follows:

	(Amount in USD millions)
Period	Adjusted as reduction of Revenue	Recorded as cost of revenue	Total
Year ended March 31 2022	0.36	1.01	1.37
Year ended March 31, 2021	0.00	0.00	0.00
Nine months ended December 31 2022	1.00	1.70	2.70
Nine months ended December 31, 2021	0.07	0.21	0.28

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